CTI INDUSTRIES CORPORATION
22160 N. Pepper Road
Barrington, Illinois 60010
Tel: 847-382-1000/Fax: 847-382-1219

December 10, 2008

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 File No. 0-23115

Dear Mr. Decker:

This letter is provided in response to your letter to CTI Industries Corporation (“Registrant”) dated November 24, 2008 including your comments related to Registrant’s filings on Form 10-K for the Fiscal Year ended December 31, 2007 and on Form 10-Q for the Fiscal Quarter ended June 30, 2008.  In this response, we have included your comments with the response to each comment.

Form 10-K for the year ended December 31, 2007

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings.

Response: We will comply with the foregoing request in this response and in future filings.

Item 8 – Financial Statements

General

2.
We have reviewed your response to prior comment 8.  We note that you included the increase in property, plant and equipment acquired which were funded by liabilities in trade payables or other liabilities in your statement of cash flows.  Please tell us what the related amounts were for the year ended December 31, 2007 and the quarters ended March 31, 2008 and June 30, 2008.  Show us for each period what your statement of cash flows would look like if the related cash flows were not included until the period the amounts were actually paid.  We assume that, upon actual payment, they would be included in investing activities.  Confirm that is what you did in your statement of cash flows for September 30, 2008, as well.

Response.   We have attached as Schedule A Statements of Cash Flows for each of December 31, 2007, March 31, 2008 and June 30, 2008 setting forth (i) the Statement of Cash Flows as set forth in the filings on Forms 10-K and 10-Q for such dates and (ii) Statements of Cash Flows omitting from the cash flows and reflecting as a supplemental item non-cash acquisitions of property, plant and equipment.  Schedule A sets forth, in the supplemental disclosure, the amounts of asset acquisitions which were funded by payables in each period.  Upon actual payment of such items, the amounts are included in investing activities.  We confirm that this is the method we used in our statement of cash flows for September 30, 2008.

While we have set forth in Schedule A revised statements of cash flows for each of December 31, 2007, March 31, 2008 and June 30, 2008, as requested, and will follow this method in the future, we do believe that the method employed in our statement of cash flows for these periods, as filed, was arguably correct.  Reference is made to Paragraph 17 of Statement of Financial Accounting Standards No. 95, which provides that cash flows for investing activities include “payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment or other productive assets.”  In fact, for all of the asset acquisitions covered by payables at the end of the periods in question, payment for the asset purchase was made soon before or after the purchase.  In any event, in terms of the amounts involved, and the short timing of payment, we believe the items were not material.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Item 1 – Financial Statements

General

3.
We have reviewed your response to prior comment 22.  It is unclear how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 regarding assets and liabilities measured at fair value.  Specifically, disclose the level within the fair value hierarchy in which your fair value measurements fall.  Please advise or revise.

Response:  As we note in our Form 10-Q, the only assets requiring fair value determination are two interest rate swap agreements which we entered into with our Bank as cash flow hedges to hedge the Company’s exposure to interest rate fluctuations on portion of the Company’s floating rate loans with the Bank.  These interest rate swap agreements fall within Level 2 of the fair value hierarchy of SFAS No. 157 as the values are based on, or can be derived from, observable data or observable levels at which transactions are executed in the marketplace.

We will revise our disclosure in future filings to conform more precisely to the disclosure requirements of Paragraphs 32 to 35 of SFAS No. 157 to include for each category of asset (presently only the swap agreements) (a) the fair value measurement as of the reporting date, (b) the level within the fair value hierarchy for the assets and (c) for annual periods, the valuation techniques used to measure fair value.  We will include a tabular format in future filings as provided in Appendix A to SFAS No. 157.

Sincerely,

/s/Stephen M. Merrick
Stephen M. Merrick
Executive Vice President and Chief Financial Officer

Schedule A

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	December 31, 2007		March 31, 2008		June 30, 2008
	As Reported	Revised	As Reported	Revised	As Reported	Revised

Cash flows from operating activities:
Net income	$81,898	$81,898	$278,821	$278,821	$763,958	$763,958
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activites
Depreciation and amortization	1,466,419	1,466,419	365,869	365,869	760,304	760,304
Amortization of debt discount	90,389	90,389	22,167	22,167	44,334	44,334
Stock Based Compensation	14,000	14,000	15,000	15,000	30,000	30,000
Excess tax benefits from stock-based compensation	(35,373)	(35,373)	-	-	-	-
Minority interest in loss of subsidiary	138	138	288	288	280	280
Loss on sale of asset	-	-	-	-	-	-
Loss on impairment of goodwill	-	-	-	-	-	-
Gain on cancellation of vendor claim	-	-	-	-	-	-
Provision for losses on accounts receivable	105,153	105,153	35,447	35,447	90,000	90,000
Provision for losses on inventories	141,305	141,305	(5,457)	(5,457)	15,000	15,000
Stock issued for services and vendor settlements	43,917	43,917	-	-	-	-
Deferred income taxes	(21,323)	(21,323)	120,656	120,656	115,837	115,837
Change in assets and liabilities:	-	-	-	-	-	-
Accounts receivable	338,142	338,142	(979,386)	(979,386)	(1,105,695)	(1,105,695)
Inventories	(1,872,903)	(1,872,903)	104,501	104,501	(548,802)	(548,802)
Prepaid expenses and other assets	270,117	270,117	(138,316)	(138,316)	183,556	183,556
Trade payables	823,185	689,795	(1,306)	101,527	1,018,922	1,125,801
Accrued liabilities	(88,874)	(88,874)	(70,532)	(70,532)	(439,769)	(439,769)

Net cash provided by (used in) operating activities	1,356,190	1,222,800	(252,248)	(149,415)	927,925	1,034,804

Cash used in investing activity - purchases of property, plant and equipment	(2,848,003)	(2,714,613)	(479,156)	(581,989)	(848,060)	(954,939)

Net cash used in investing activities	(2,848,003)	(2,714,613)	(479,156)	(581,989)	(848,060)	(954,939)

Cash flows from financing activities:
Change in checks written in excess of bank balance	507,932	507,932	(40,173)	(40,173)	(391,231)	(391,231)
Net change in revolving line of credit	428,353	428,353	702,855	702,855	432,772	432,772
Proceeds from issuance of long-term debt and warrants	-	-	-	-	-	-
(received from related party $1,000,000 in 2006)	325,913	325,913	506,503	506,503	1,224,267	1,224,267
Repayment of long-term debt (related parties $224,000, $103,000 and $36,000)	(1,241,757)	(1,241,757)	(232,567)	(232,567)	(563,873)	(563,873)
Repayment of short-term debt	-	-	-	-	-	-
Excess tax benefits from stock-based compensation	35,373	35,373	-	-	-	-
Proceeds from exercise of stock options and warrants	195,467	195,467	-	-	5,625	5,625
Proceeds from issuance of stock, net	1,354,821	1,354,821	-	-	-	-
Cash paid for deferred financing fees	(20,213)	(20,213)	-	-	(15,000)	(15,000)

Net cash provided by financing activities	1,585,889	1,585,889	936,618	936,618	692,560	692,560

Effect of exchange rate changes on cash	4,472	4,472	3,368	3,368	4,879	4,879

Net increase in cash and cash equivalents	98,548	98,548	208,582	208,582	777,304	777,304

Cash and cash equivalents at beginning of period	384,565	384,565	483,112	483,112	483,112	483,112

Cash and cash equivalents at end of period	$483,113	$483,113	$691,694	$691,694	$1,260,417	$1,260,417

Supplemental disclosure of cash flow information:
Cash payments for interest	$1,201,228	$1,201,228	288,224	288,224	545,166	545,166

Cash payments for taxes	$81,900	$81,900	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activity
Stock issued under consulting agreement	$-	$-	$-	$-	$221,000	$221,000

Exercise of Warrants and payment of Subordinated Debt	$-	$-	$793,810	$793,810	$793,810	$793,810

Property, Plant & Equipment acquisitions funded by liabilities	$-	$133,390	$-	$30,557	$-	$26,511

See accompanying notes to consolidated financial statements